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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

       NOTIFICATION OF LATE FILING                          SEC File Number:
                                                            0-10726

                                                            CUSIP Number:
                                                            125 010 108

(Check one:)
[_] Form 10-K [_] Form 20-F [X] Form 11-K [_] Form 10-Q [_] Form N-SAR [_] Form N-CSR

       For Period Ended: December 31, 2002
                         -----------------

       [_] Transition Report on Form 10-K
       [_] Transition Report on Form 20-F
       [_] Transition Report on Form 11-K
       [_] Transition Report on Form 10-Q
       [_] Transition Report on Form N-SAR

       For the transition period ended: Not applicable
                                        --------------

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
                                                        --------------

Part I--Registrant Information

                                 C-COR.net Corp.
                                 ---------------
                             Full Name of Registrant

                                 Not applicable
                                 --------------
                            Former Name if Applicable

                                 60 Decibel Road
                                 ---------------
            Address of Principal Executive Office (Street and Number)

                             State College, PA 16801
                             -----------------------
                            City, State and Zip Code

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Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

       [_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form N-SAR or Form N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

       The registrant has been delayed in finalizing the required financial statements for this Form 11-K filing for the C-COR.net Corp. Worldbridge Broadband Services 401(k) Plan because the trustee for the plan has not completed the non-discrimination testing. The testing was not completed on time due to the difficulty of acquiring historical information from companies which have recently been acquired by registrant.

Part IV--Other Information

       (1) Name and telephone number of person to contact in regard to this notification

                Brian D. Doerner              215                864-8615
              --------------------     ---------------     -------------------
                    (Name)                (Area code)       (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X]  Yes      [_]  No

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       (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [_]  Yes      [X]  No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                 C-COR.net Corp.
                                 ---------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 30, 2003                       By: /s/ William T. Hanelly
      --------------                          --------------------------------
                                                  William T. Hanelly
                                                  Chief Financial Officer,
                                                  Secretary and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

              Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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